EXHIBIT 20.1

FOR IMMEDIATE RELEASE
Jones Apparel Group, Inc.

Contacts: Wesley R. Card, Chief Operating and Financial Officer
                Anita Britt, Senior Vice President, Finance and Investor Relations
                (215) 785-4000

PETER BONEPARTH TO BECOME CHIEF EXECUTIVE OFFICER OF JONES APPAREL GROUP, INC. WESLEY R. CARD PROMOTED TO CHIEF OPERATING AND FINANCIAL OFFICER ROBERT KERREY ELECTED TO THE BOARD OF DIRECTORS

NEW YORK, NEW YORK -- March 11, 2002 -- Jones Apparel Group, Inc. (NYSE: JNY) today announced that its Board of Directors has named Peter Boneparth to the position of President of Jones Apparel Group, and that he will become Chief Executive Officer effective May 22, 2002 at the Company's Annual Shareholders Meeting. The Company also announced that Wesley R. Card has been promoted to Chief Operating and Financial Officer and will report to Peter Boneparth. The Company also announced the resignation of Jackwyn Nemerov, former President and Chief Operating Officer, and a member of the Board of Directors.

"Peter exhibits strategic vision and total commitment, and is a proven leader who will be a powerful driver for the future direction and growth of the Company," said Sidney Kimmel, founder of Jones and its Chairman and Chief Executive Officer. "He has a demonstrated track record in generating excellent growth and profitability in the women's apparel business. I believe that our senior management team will provide the leadership and vision required to take Jones Apparel Group to a new level of growth, diversification and profitability."

Mr. Kimmel continued, "Wes Card has provided excellent financial and operating direction over the Company's public tenure. I believe that he will continue to be a tremendous asset to Jones Apparel and will support Peter in the future development and growth of its businesses."

Mr. Kimmel added, "We are extremely confident that our experienced design and merchandising teams, will continue to produce and deliver superior products under our portfolio of highly recognizable brand names."

Mr. Kimmel further added, "I would like to express our sincere gratitude to Jacki Nemerov for many years of committed service and contribution to Jones Apparel. We wish her the best in the future."

Mr. Kimmel noted "We are also pleased to announce the addition of Robert Kerrey to our Board of Directors. Mr. Kerrey is President of New School University in New York City. Mr. Kerrey previously served as Governor and U. S. Senator from the state of Nebraska. We welcome him to our Board of Directors and look forward to his future contributions to the governance of Jones Apparel Group."

Mr. Kimmel concluded, "I believe that these appointments provide the next logical step in management succession for the Company. Peter has my full support, along with the support of the Board of Directors, to lead Jones Apparel Group toward our goal of becoming the largest and most profitable Company in our industry."

The Company is determining the amount of its contractual obligation under Ms. Nemerov's employment agreement. Once such amount is determined, it will be announced and recorded as a one-time charge in the first quarter of 2002.

Jones Apparel Group, Inc. (www.jny.com) is a leading designer and marketer of branded apparel, footwear and accessories. The Company's nationally recognized brands include: Jones New York; Lauren by Ralph Lauren, Ralph by Ralph Lauren, and Polo Jeans Company, which are licensed from Polo Ralph Lauren Corporation; Evan-Picone, Rena Rowan, Norton McNaughton, Erika, Energie, Currants, Jamie Scott, Todd Oldham, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Napier and Judith Jack. The Company also markets costume jewelry under the Tommy Hilfiger brand licensed from Tommy Hilfiger Corporation and the Givenchy brand licensed from Givenchy Corporation. Celebrating more than 30 years of service, the Company has built a reputation for excellence in product quality and value, and in operational execution.

Certain statements herein are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements represent the Company's expectations or beliefs concerning future events that involve risks and uncertainties, including the strength of the economy and the overall level of consumer spending, the performance of the Company's products within the prevailing retail environment, and other factors which are set forth in the Company's 2000 Form 10-K and in all filings with the SEC made by the Company subsequent to the filing of the Form 10-K. The Company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.